UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-8137

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:
Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan

B. Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office:
American Pacific Corporation
3770 Howard Hughes Parkway
Suite 300
Las Vegas, NV 89169

McGladrey & Pullen
Certified Public Accountants
Ampac Fine Chemicals LLC
Bargaining Unit 401(k) Plan
Financial Report
09.30.2007
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

Contents

Independent Registered Public Accounting Firm’s Report as of and for the year ending September 30, 2007	1

Independent Registered Public Accounting Firm’s Report as of September 30, 2006	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 – 11

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year	12

McGladrey & Pullen
Certified Public Accountants
Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Las Vegas, Nevada
We have audited the accompanying statement of net assets available for benefits of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) as of September 30, 2007 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was made for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans, as of September 30, 2007. We audited the information described in Note 2 that was applied to the 2006 financial statements.  In our opinion, such information was appropriate and was properly applied.
/s/ McGladrey & Pullen, LLP
Las Vegas, Nevada
March 26, 2008
McGladrey & Pullen, LLP is a member firm of RSM International
— an affiliation of separate and independent legal entities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) as of September 30, 2006. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
April 16, 2007

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Statements of Net Assets Available for Benefits
September 30, 2007 and 2006

	2007	2006

Assets
Investments, participant directed, at fair value:
Shares of registered investment companies	$2,310,170	$1,224,624
American Pacific Corporation common stock	878,620	240,111
Participant loans	206,387	156,856

Investments, participant directed, at estimated fair value:
Common/Collective trust	—	223,937

Net assets available for benefits	$3,395,177	$1,845,528

See Notes to Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended September 30, 2007

Additions to net assets attributed to:
Investment income:
Dividend and interest income	$92,825
Net appreciation in fair value of investments	507,286
Interest from loan repayments	12,468

612,579

Contributions:
Participant contributions	641,600
Employer match contributions	322,699
Rollover contributions	1,680

965,979

Total additions	1,578,558

Deductions from net assets attributed to:
Benefits paid	28,164
Plan expenses	745

Total deductions	28,909

Increase in net assets	1,549,649

Net assets available for benefits:
Beginning of year	1,845,528

End of year	$3,395,177

See Notes to Financial Statements.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to Financial Statements

Note 1.	Plan Description
The following description of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan open to all employees of Ampac Fine Chemicals LLC (the “Company”), a wholly owned subsidiary of American Pacific Corporation, who are members of a collective bargaining unit. Employees are eligible to participate after completing at least 3 months of service and are allowed to enter the Plan on the first day of each fiscal quarter. Franklin Templeton Bank & Trust (“Franklin”) serves as the trustee of the Plan and American Pacific Corporation is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch-up contributions by employees 50 years and older. Participants may contribute amounts representing distributions from other qualified plans, as defined in the Plan’s provisions. For the year ended September 30, 2007 employee rollover contributions totaled $1,680. The Company, at its discretion, may contribute to the Plan. For the year ended September 30, 2007, the Company elected to match contributions equal to 100% of employee contributions, up to the first 3% of employee compensation, and 50% of employee contributions, up to the next 3% of employee compensation. For the year ended September 30, 2007, the Company made matching contributions of $322,699.
In addition, the Company may make profit sharing contributions at the Company’s discretion. There were no profit sharing contributions made for the Plan year ended September 30, 2007.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements

Note 1.	Plan Description (continued)
Participant accounts
Each participant’s account is credited with the participant’s contributions, including amounts rolled over from other qualified plans, and allocations of the Company’s discretionary matching contribution and Plan earnings, and is charged with benefit payments and an allocation of administrative expenses. Allocations are based on participant earning or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants must direct the investment of their account balances into various investment options offered by the Plan.
Vesting
Participants are immediately vested in their contributions, rollover contributions and employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant vests 20% per year from years two through six of credited service. A participant’s interest in the Plan becomes fully vested if employment terminates due to death, total and permanent disability or retirement at age 65.
Payment of benefits
Upon termination of service, if the vested value of a participant’s account is less than $5,000, his or her account will be distributed in a lump-sum payment. If the vested value of a participant’s account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal payments, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.
Participant loans
In accordance with the provisions of the Plan, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer (to) from the investment (from) to the participant loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on participant loans vary, ranging from 5% to 9.25%. Maturities range from March 2008 through December 2013.
Forfeited accounts
There were no forfeited accounts at September 30, 2007 and 2006. Forfeited accounts are utilized first to reduce Plan expenses. Any remaining forfeitures are allocated to participants in proportion to each participant’s compensation for the year. There were no forfeitures used to reduce Plan expenses or allocated to Plan participants during the year ended September 30, 2007.
Expenses
Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements

Note 2.	Summary of Significant Accounting Policies
Basis of accounting
The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.
As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. During the period from December 1, 2005 (inception) to September 30, 2006, the Plan invested in an investment contract held within a common collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contract. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The provisions of the FSP AAG INV-1 and SOP 94-4-1 have been retroactively applied in the Statements of Net Assets Available for Benefits presented as of September 30, 2006, as required. The fair value of the investment in the common collective trust approximates the contract value for the Plan’s investment.
Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
Investments in shares of registered investment companies and common stock are stated at their fair value at year-end based on quoted market prices. Investments in the common/collective trust are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Participant loans are valued at the outstanding loan balance.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.
Payment of benefits
Benefits are recorded when paid.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements

Note 2.	Summary of Significant Accounting Policies (continued)
New accounting pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets available for benefits as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of net assets available for benefits. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets, results of operations and financial statement disclosures, if any.
In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is in the process of evaluating the impact of the adoption of SFAS 157 will have on the Plan’s net assets, results of operations and financial statement disclosures, if any.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits plans to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is in the process of evaluating the impact of the adoption of SFAS 159 will have on the Plan’s net assets, results of operations and financial statement disclosures, if any.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements
Note 3. Investments
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, are as follows:

	2007	2006

Common/Collective trust:
Franklin Stable Value Fund A	$—	$223,937

Shares of registered investment companies:
Franklin Cash Reserves Fund Inst	$327,063	**
Franklin Growth Fund A	$308,533	$197,605
Franklin Equity Income Fund A	$269,333	$186,795
Mutual Discovery Fund A	$257,243	$138,507
Mutual Shares Fund A	$200,386	$120,181
AIM Small Cap Fund A	**	$95,915
Allianz CCM Mid Cap Fund A	**	$107,121

Common stock:
American Pacific Corporation common stock	$878,620	$240,111

Participant loans	$206,387	$156,856

**	These investments are below 5% of the Plan’s net assets at September 30, 2007 or September 30, 2006.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements
Note 3. Investments (continued)
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value during the year ended September 30, 2007 as follows:

2007
Common/Collective trust
Franklin Stable Value Fund A	$28

Shares of registered investment companies:
Aim Small Cap Fund A	13,384
Allianz CCM Mid Cap Fund A	15,967
Dreyfus Small Cap Index Fund	370
DWS Equity 500 Index Fund	11,250
Franklin Equity Income Fund A	5,411
Franklin Growth Fund A	41,671
Franklin High Income Fund A	(313)
Franklin Real Estate Securities Fund A	(11,001)
Franklin Rising Dividend Fund A	1,999
Franklin Small Mid Cap Growth Fund A	(1,944)
Franklin Technology Fund A	8,537
Franklin Total Return Fund A	41
Franklin US Government Fund A	(22)
Franklin Utilities Fund A	8,226
Mutual Discovery Fund A	28,689
Mutual Shares Fund A	8,594
Franklin Small Cap Value Fund A	4,678
Franklin Templeton Growth Target Fund A	643

Common stock:
American Pacific Corporation common stock	371,078

Net appreciation in fair value of investments	$507,286

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Notes to the Financial Statements
Note 4. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
Note 5. Income Tax Status
The Plan uses a prototype plan document sponsored by Franklin Templeton Investments. The Internal Revenue Service (“IRS”) has determined and informed the prototype sponsor by a letter dated August 7, 2001 that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).
The Plan’s adoption agreement is not required to and has not been submitted to the IRS for a determination that the Plan as adopted is designed in accordance with the IRC. In addition, the Plan has been amended since the IRS letter dated August 7, 2001. However, the Plan administrator and the Plan’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the related trust was exempt from taxation as of the financial statement date.
Note 6. Exempt Party-In-Interest Transactions
Certain Plan investments are shares of registered investment companies managed by Franklin or its affiliates. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Franklin totaled $745 for the year ended September 30, 2007.
At September 30, 2007 and 2006, the Plan held 56,250 and 31,387 shares of common stock of American Pacific Corporation, respectively, with a cost basis of $544,601 and $235,920, respectively. At September 30, 2007 and 2006, the Plan held 7,340 and 5,414 units in the Employer Stock Awaiting Purchase Fund, respectively, with a cost basis of $7,340 and $5,414, respectively.
Note 7. Risk and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level or risk associate with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.
Note 8. Subsequent Event
Effective October 2007, the Company appointed Orchard Trust Company, LLC as trustee and custodian and Great-West Retirement Services as recordkeeper of the Plan.

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year
September 30, 2007

	Identity of issuer, borrower, lessor, or	Description of Investment, including maturity
	similar party	date, collateral and maturity value	Cost	Current Value

	Shares of registered invesment companies:
*	Franklin Cash Reserves Fund Inst	Mutual fund	**	$327,063
*	Franklin Growth Fund A	Mutual fund	**	308,533
*	Franklin Equity Income Fund A	Mutual fund	**	269,333
*	Mutual Discovery Fund A	Mutual fund	**	257,243
*	Mutual Shares Fund A	Mutual fund	**	200,386
*	Allianz CCM Mid Cap Fund A	Mutual fund	**	155,247
*	Franklin Small Cap Value A	Mutual fund	**	127,753
*	DWS Equity 500 Index Fund	Mutual fund	**	116,968
*	Frank Total Return Fund A	Mutual fund	**	109,040
*	AIM Small Cap Growth Fund A	Mutual fund	**	108,585
*	Franklin Utilities Fund A	Mutual fund	**	92,697
*	Franklin Rising Dividend Fund A	Mutual fund	**	71,290
*	Franklin Technology Fund A	Mutual fund	**	51,419
*	Franklin Real Estate Securities Fund A	Mutual fund	**	39,316
*	Franklin High Income Fund A	Mutual fund	**	30,357
*	Franklin US Government Fund A	Mutual fund	**	14,319
*	Dreyfus Small Cap Index Fund	Mutual fund	**	11,680
*	Franklin Templeton Growth Target Fund A	Mutual fund	**	11,601
*	Employer Stock Awaiting Purchase Fund	Mutual fund	**	7,340

				2,310,170

*	American Pacific Corporation Common Stock	Common Stock (56,250 Shares)	**	878,620

*	Participant Loans Receivable	Interest rates ranging from 5% - 9.25%, maturing through December 2013	**	206,387

	Total investments			$3,395,177

*	Represents a party-in-interest to the Plan.

**	Cost information is not required for participant-directred investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ampac Fine Chemicals LLC Bargaining
Unit 401(k) Plan

	By:	American Pacific Corporation,
as Plan Administrator

Date: March 28, 2008	By:	/s/ JOHN R. GIBSON

John R. Gibson
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description
23.1	Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

23.2	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP